NEWS

Sequans Communications
Preliminary Unaudited First Quarter 2026 Financial Results

PARIS - May 5, 2026 - Sequans Communications S.A. (NYSE: SQNS) (“Sequans” or the “Company”), a leading provider of 5G/4G cellular IoT semiconductor solutions, today announced preliminary unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Summary Preliminary Unaudited Results Table:

(in US$ millions, except share and per share data)	Q1 2026	Q4 2025 (1)	Q1 2025
Revenue	$6.1	$6.9	$8.1
Gross profit	$2.3	$2.9	$5.2
Gross margin (%)	37.7%	41.4%	64.5%
Operating income (loss)	($50.5)	($72.1)	($6.8)
Net profit (loss)	($54.3)	($76.4)	($7.3)
Diluted income (loss) per ADS	($3.73)	($4.93)	($0.29)
Non-IFRS diluted income (loss) per ADS (2)	($1.42)	($1.04)	($0.24)
Weighted average number of diluted ADS (IFRS)	14,576,046	15,504,809	25,156,570
Weighted average number of diluted ADS (Non-IFRS)	14,576,046	15,504,809	25,156,570
(1) The financial results for 2025 differ from the preliminary unaudited results disclosed in the Company’s February 10, 2026 earnings press release. The changes primarily relate to the timing and amount of revenue recognized, adjustments related to the accounting for the compound financial instruments issued in July 2025 and related embedded derivative, the classification of digital asset losses between impairment and losses on sale, the accounting for acquired licenses, property plant and equipment, and new leases, and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.

(2) See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3.

“Our IoT semiconductor business continues to demonstrate solid momentum, supported by a growing backlog, a maturing design-win pipeline, increased product revenue and an increasing number of projects transitioning into production,” said Dr. Georges Karam, CEO of Sequans. “We are seeing continued strength across Cat-M, Cat-1bis, along with early engagement in 5G eRedCap, which we believe will play a central role in the next phase of IoT connectivity. We are also seeing encouraging interest in our newly introduced RF Transceivers for drones and defense applications. With improving visibility and a strong foundation across our core product portfolio, we believe Sequans is well positioned to drive sequential growth and move toward cash-flow break-even.”
Dr. Karam added, “At the same time, we have taken decisive steps to simplify and strengthen our balance sheet, enabling us to sharpen our focus on executing our IoT strategy and advancing our 5G roadmap. As the IoT market transitions from 4G to 5G, we believe Sequans is uniquely positioned to leverage its existing customer base and technology leadership to capture this opportunity. We believe Sequans is entering an important phase of execution, with the foundation in place to scale the business and capture the next wave of growth in IoT connectivity.”

First Quarter 2026 Financial Summary:

Revenue: Total revenue was $6.1 million, a decrease of 12.5% compared to the fourth quarter of 2025 and a decrease of 24.8% compared to the first quarter of 2025. Revenue in the first quarter of 2026 was 84% from product sales; product sales increased 45% compared to the first quarter of 2025, while reflecting a seasonal decrease of 15% compared to the fourth quarter of 2025. In the first quarter of 2025, revenue included significant license and services revenue from Qualcomm related to the 2024 sale and license of intellectual property.

Gross margin: Gross margin was 37.7% compared to 41.4% in the fourth quarter of 2025 and 64.5% in the first quarter of 2025, reflecting higher product sales in the revenue mix in the first quarter of 2026 compared with the prior periods, both of which included a significant amount of license and services revenue.

Operating loss: Operating loss was $50.5 million compared to operating loss of $72.1 million in the fourth quarter of 2025 and $6.8 million in the first quarter of 2025. The operating loss in the first quarter of 2026 and in fourth quarter of 2025 included unrealized losses on impairment of the value of our Bitcoin investment of $29.3 million and $56.3 million, respectively, and realized net losses of $11.7 million and $6.1 million, respectively, on the sales of Bitcoin primarily to finance the redemption of convertible debt and the Company's ADS buyback program.

Sequans reports preliminary unaudited first quarter 2026 financial results

Net loss: Net loss was $54.3 million, or ($3.73) per diluted ADS, compared to net loss of $76.4 million, or ($4.93) per diluted ADS, in the fourth quarter of 2025 and net loss of $7.3 million, or ($0.29) per diluted ADS, in the first quarter of 2025. Net loss in the first quarter of 2026 and in the fourth quarter of 2025 included non-cash gains on the change in value of the embedded derivative related to compound financial instruments issued in July 2025 for $9.9 million and $30.8 million, respectively, nearly off-set by non-cash losses of $9.9 million and $29.3 million, respectively, on the early extinguishment of debt, and included net interest expense of $3.9 million and $5.3 million, respectively, that was primarily non-cash and related to the IFRS accounting for the convertible debt issued in July 2025.

Non-IFRS loss: Excluding non-cash impairment of digital assets, non-cash stock-based compensation, the non-cash impact of the fair-value, non-cash loss on early extinguishment of debt, and effective interest adjustments related to the convertible debt and associated embedded derivatives and other financings, non-IFRS net loss was $20.7 million, or ($1.42) per diluted ADS, in the first quarter of 2026 compared to non-IFRS net loss of $16.2 million, or ($1.04) per diluted ADS in the fourth quarter of 2025, and non-IFRS net loss of $6.1 million, or ($0.24) per diluted ADS, in the first quarter of 2025.

Cash: Cash and cash equivalents at March 31, 2026 totaled $10.6 million compared with $13.4 million at December 30, 2025.

Digital assets: At March 31, 2026, the Company held 1,514 Bitcoin with a market value of $103.2 million, of which 1,217 Bitcoin ($82.9 million) was pledged as security for the remaining $66.2 million of convertible debt issued in July 2025. As of April 30, 2026, the Company held 1,114 Bitcoin with a market value of $84.9 million, of which 817 Bitcoin ($62.3 million) was pledged as security for the remaining $35.9 million of convertible debt. The remaining debt is scheduled to be redeemed by June 1, 2026, at which time all remaining Bitcoin will be unrestricted and available for sale.

Conference Call Details

Date: Tuesday, May 5, 2026
Time: 8:00 a.m. ET / 14:00 CET

The live webcast will be available on the Sequans Investor Relations website at https://sequans.com/investor-relations/investor-materials/.

To participate via telephone, please register in advance using this link: https://register-conf.media-server.com/register/BIc0264ac506fc4ae09bd78844e6d8f586. Upon registration, participants will receive a confirmation email detailing how to join the conference call, including the dial-in number and a unique registrant ID.

Those who wish to join the live webcast can access it here: https://edge.media-server.com/mmc/p/tf9babvo/

The company suggests participants for both the conference call and those listening via the web dial in or sign on at least 15 minutes in advance of the call.

For those unable to participate in the live event, a replay will be available on the company's website after 9:00 a.m. ET.

Forward Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to financial condition, results of operations and business of Sequans, bitcoin treasury and business strategy for 2026 and beyond, financing requirements, and business strategy for 2026 and beyond. These forward-looking statements include, but are not limited to, statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “committed to”, “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, our planned exit fom our Bitcoin treasury

Sequans reports preliminary unaudited first quarter 2026 financial results strategy and potential adverse reactions or changes to business relationships resulting from the implementation of the Bitcoin treasury initiative and fluctuations on the value of Bitcoin and the implications of a decline in the value of Bitcoin on our collateral requirements. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, including tariffs and trade wars, our ability to convert our product pipeline and design wins into revenue, and a decline in the value of Bitcoin. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2024, “Risk Related to Our Bitcoin Strategy and Holdings” filed on Form 6-K on July 17, 2025 and other documents that may be filed from time to time with the SEC, including the annual report for the year ended December 31, 2025 expected to be filed by May 15, 2026. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law. We have not filed our Form 20-F for the year ended December 31, 2025. As a result, all 2025 financial results described in this earnings release should be considered preliminary, and are subject to change to reflect any necessary adjustments or changes in accounting estimates that are identified prior to the time we file our Form 20-F.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash impairment of digital assets, non-cash stock-based compensation and the non-cash impacts of convertible debt extensions, and effective interest adjustments related to the convertible debt with embedded derivatives and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading fabless semiconductor company specializing in wireless 4G/5G cellular technology for the Internet of Things (IoT). Sequans’ engineers design and develop innovative, secure, and scalable technologies that power the next generation of AI-connected applications – including secured payment, smart mobility and logistics, smart cities, industrial, e-health, and smart homes. Sequans offers a comprehensive portfolio of 4G/5G solutions, including LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap and eRedCap platforms, all purpose-built for IoT and delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. The company also provides advanced design services and technology licensing.

Founded in 2003, Sequans is headquartered in France and operates globally, with offices in the United States, United Kingdom, Switzerland, Israel, Finland, Taiwan, and China.

Visit Sequans at sequans.com and follow us on LinkedIn and X.

Sequans investor relations: David Hanover/Rob Kelly, KCSA Strategic Communications (USA), +1 212.682.6300, ir@sequans.com
Sequans media relations: Linda Bouvet (France), +33 170721600 media@sequans.com

Condensed financial tables follow

Sequans reports preliminary unaudited first quarter 2026 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31, 2026.	Dec 31, 2025 (1)	March 31, 2025 (1)

Revenue	6,054	6,915	8,054
Cost of revenue	(3,771)	(4,049)	(2,863)
Gross profit	2,283	2,866	5,191
Other operating Income (expenses)	—	(320)	—
Research and development expense	(7,368)	(7,720)	(7,223)
Sales and marketing expense	(2,023)	(1,902)	(2,355)
General and administrative expense	(2,375)	(2,688)	(2,451)
Digital asset Impairment losses	(29,334)	(56,283)	—
Digital asset losses on sales, net	(11,683)	(6,102)	—

Total operating income (expenses)	(52,783)	(75,015)	(12,029)
Operating profit (loss)	(50,500)	(72,149)	(6,838)
Financial income (expense):
Interest income (expense), net	(3,895)	(5,168)	368
Change in fair value of derivative financial instruments	9,942	30,804	—
Gain (loss) on debt extinguishment	(9,866)	(29,348)	—
Foreign exchange gain (loss)	153	(347)	(517)
Profit (Loss) before income taxes	(54,166)	(76,208)	(6,987)
Income tax expense	(146)	(219)	(281)
Profit (Loss)	$(54,312)	$(76,427)	$(7,268)
Attributable to:
Shareholders of the parent	(54,312)	(76,427)	(7,268)
Minority interests	—	—	—
Basic income (loss) per ADS	($3.73)	($4.93)	($0.29)
Diluted income (loss) per ADS	($3.73)	($4.93)	($0.29)
Weighted average number of ADS used for computing:
— Basic	14,576,046	15,504,809	25,156,570
— Diluted	14,576,046	15,504,809	25,156,570
(1) The financial results for 2025 differ from the preliminary unaudited results disclosed in the Company’s February 10, 2026 and May 6, 2025 earnings press releases. The changes primarily relate to the timing and amount of revenue recognized, adjustments related to the accounting for the compound financial instruments issued in July 2025 and related embedded derivative, the classification of digital asset losses between impairment and losses on sale, the accounting for acquired licenses, property plant and equipment, and new leases, finalization of purchase accounting and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.

Sequans reports preliminary unaudited first quarter 2026 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At March 31,	At Dec 31,
(in thousands of US$)	2026	2025 (1)
ASSETS
Non-current assets
Property, plant and equipment	$4,322	$4,299
Intangible assets	7,862	8,522
Goodwill	3,676	3,676
Digital assets pledge as collateral for convertible debt	82,917	141,505
Digital assets, unrestricted	20,238	45,686
Deposits and other receivables	750	2,161
Prepaid expenses	2,110	2,213
Other non-current financial assets	400	409
Total non-current assets	122,275	208,471
Current assets
Inventories	4,025	3,933
Trade receivables	3,778	3,278
Contract assets	107	98
Prepaid expenses	2,773	2,564
Other receivables	9,261	5,953
Research tax credit receivable	5,246	5,898
Cash and cash equivalents	10,628	13,386
Total current assets	35,818	35,110
Total assets	$158,093	$243,581
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.01 nominal value, 1,522,766,502 shares authorized, issued and outstanding at March 31, 2026 (1,599,589,702 shares at December 31, 2025)	$17,831	$18,718
Share premium	177,196	185,598
Other capital reserves	77,991	77,515
Treasury shares	(933)	(9,363)
Accumulated deficit	(199,386)	(145,074)
Other components of equity	83	284
Total equity	72,782	127,678
Non-current liabilities
Government research financing	1,886	3,297
Lease liabilities	1,238	1,225
Trade payables and other non-current liabilities	1,272	1,360
Provisions	2,194	2,112
Deferred tax liabilities	127	129
Contract liabilities	3,153	3,157
Total non-current liabilities	9,870	11,280
Current liabilities
Trade payables	7,467	10,081
Convertible debt	42,265	56,422
Convertible debt embedded derivative	170	10,800
Lease liabilities	241	601
Government loan	482	979
Government research financing	4,301	4,308
Contract liabilities	7,636	7,224
Income tax liabilities - Parent	3,057	3,124
Other current liabilities and provisions	9,822	11,084
Total current liabilities	75,441	104,623
Total equity and liabilities	$158,093	$243,581
(1) The financial position at December 31, 2025 differs from the preliminary unaudited results disclosed in the Company’s February 10, 2026 earnings press release. The changes primarily relate to the timing and amount of revenue recognized, adjustments related to the accounting for the compound financial instruments issued in July 2025 and related embedded derivative, the classification of digital asset losses between impairment and losses on sale, the accounting for acquired licenses, property plant and equipment, and new leases, and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.

Sequans reports preliminary unaudited first quarter 2026 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended March 31,
(in thousands of US$)	2026	2025 (1)
Operating activities
Loss before income taxes	$(54,166)	(6,987)
Adjustments to reconcile profit before tax to net cash flows
Depreciation and impairment of property, plant and equipment	597	900
Amortization and impairment of intangible assets	782	765
Impairment of digital assets	29,334	—
Share-based payment expense	476	1,014
Decrease in provision	(77)	(32)
Interest expense, net	3,895	(368)
Change in the fair value of convertible debt embedded derivative	(9,942)	—
Loss (gain) on debt extinguishment, net of non-cash transaction costs	9,866	—
Foreign exchange loss (gain)	(39)	(195)
Loss (gain) on disposal of intangible and tangible assets	—	12
Loss on digital assets	11,683	—
Working capital adjustments
Decrease in trade receivables and other receivables	(2,858)	1,240
Decrease (increase) in inventories	(36)	(103)
Increase in research tax credit receivable	660	(355)
Increase (decrease) in trade payables and other liabilities	(3,291)	(281)
Increase (Decrease) in contract liabilities	175	(3,868)
Increase in government grant advances	(1,248)	(881)
Income tax paid	(474)	(245)
Net cash flow used in operating activities	(14,663)	(9,384)
Investing activities
Purchase of intangible assets and property, plant and equipment	(1,199)	(461)
Proceeds from sale of intangible assets	43,017	—
Investment in ACP Advanced Circuit Pursuit, net of cash acquired	—	(1,080)
Sale (Purchase) of financial assets	99	(40)
Decrease (increase) of short-term deposit	—	19,000
Interest received	38	552
Net cash flow from (used in) investing activities	41,955	17,971
Financing activities
Proceeds from exercise of pre-funded and common warrants	73	—
Proceeds (repayment of) from interest-bearing receivables financing	—	(3,742)
Purchase of treasury shares	(933)	—
Payment of lease liabilities	(342)	(348)
Repayment of convertible debt	(28,254)	—
Repayment of government loans	(369)	(326)
Repayment of loans	—	(420)
Repayment of interest-bearing research project financing	(40)	(370)
Interest paid	(185)	(528)
Net cash flows from (used in) financing activities	(30,050)	(5,734)
Net increase in cash and cash equivalents	(2,758)	2,853
Net foreign exchange difference	—	2
Cash and cash equivalents at January 1	13,386	9,093
Cash and cash equivalents at end of the period	10,628	11,948

(1) The financial results for 2025 differ from the preliminary unaudited results disclosed in the Company’s February 10, 2026 and May 6, 2025 earnings press releases. The changes primarily relate to the timing and amount of revenue recognized, adjustments related to the accounting for the compound financial instruments issued in July 2025 and related embedded derivative, the classification of digital asset losses between impairment and losses on sale, the accounting for acquired licenses, property plant and equipment, and new leases, and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.

Sequans reports preliminary unaudited first quarter 2026 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	March 31, 2026	Dec 31, 2025 (3)	March 31, 2025
IFRS profit (loss) as reported	$(54,312)	$(76,427)	$(7,268)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	476	356	1,014
Non-cash impairment of digital assets	29,334	56,283	—
Non-cash change in the fair value of embedded derivatives	(9,942)	(30,804)	—
Non-cash interest on convertible debt and other financing (2)	3,872	5,075	111
Non-cash impact on gain (loss) on debt extinguishment	9,866	29,348	—
Non-IFRS profit (loss) adjusted	$(20,706)	$(16,169)	$(6,143)
IFRS basic profit (loss) per ADS as reported	($3.73)	($4.93)	($0.29)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.02	$0.04
Non-cash impairment of digital assets	$2.01	$3.63	$0.00
Non-cash change in the fair value of embedded derivatives	($0.68)	($1.99)	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.27	$0.33	$0.01
Non-cash impact on gain (loss) on debt extinguishment	$0.68	$1.90	$0.00
Non-IFRS basic profit (loss) per ADS	($1.42)	($1.04)	($0.24)
IFRS diluted profit (loss) per ADS	($3.73)	($4.93)	($0.29)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.02	$0.04
Non-cash impairment of digital assets	$2.01	$3.63	$0.00
Non-cash change in the fair value of embedded derivatives	($0.68)	($1.99)	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.27	$0.33	$0.01
Non-cash impact on gain (loss) on debt extinguishment	$0.68	$1.90	$0.00
Non-IFRS diluted profit (loss) per ADS	($1.42)	($1.04)	($0.24)

(1) Included in the IFRS profit (loss) as follows:
Cost of product revenue	$2	$(21)	$16
Research and development	156	209	205
Sales and marketing	70	(93)	223
General and administrative	248	261	570
(2) Related to the difference between contractual and effective interest rates

(3) The financial results for 2025 differ from the preliminary unaudited results disclosed in the Company’s February 10, 2026 and May 6, 2025 earnings press releases. The changes primarily relate to the timing and amount of revenue recognized, adjustments related to the accounting for the compound financial instruments issued in July 2025 and related embedded derivative, the classification of digital asset losses between impairment and losses on sale, the accounting for acquired licenses, property plant and equipment, and new leases, finalization of purchase accounting and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.